

Mail Stop 4631   August 20, 2009

Daniel B. O'Brien
Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
Canada V8T 5G4

> **Re: Flexible Solutions International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 7, 2009**
> **File No. 333-158962**
>
> **Amendment No. 1 Annual Report on Form 10-K/A**
> **Filed June 29, 2009**
> **File No. 001-31540**

Dear Mr. O'Brien:

       We have limited our review of your filings to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-3

Additional Information, page 15

1. We note your revised disclosure in response to comment 6 in our letter dated May 29, 2009. Please also incorporate by reference your Form 10-K/A for December 31, 2008, filed on June 29, 2009, and your Form 10-Q for June 30, 2009, filed on August 13, 2009.

Exhibit 5.1 – Legality Opinion

2. Please file a currently dated legality opinion in your next amendment.

Form 10-K/A for Fiscal Year Ending December 31, 2008

Controls and Procedures, page 18

3. We note your response to comment 11 in our letter dated May 29, 2009; however, we reissue the comment. We note your statement that "our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired disclosure control objectives." Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please represent to us supplementally that you will comply with this comment in future Exchange Act filings. Additionally, in future filings, please refer to Exchange Act Rules 13a-15(e) and 15d-15(e) when disclosing your conclusion regarding the effectiveness of your disclosure controls and procedures. Please do not include additional language not contained in the Exchange Act Rules, such as "in timely alerting them to material information relating to us (including our consolidated subsidiaries) that is required to be included in our periodic reports."

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You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: William T. Hart, Esq.
        Hart & Trinen
        1624 Washington Street
        Denver, CO 80203